November 30, 2007

Via Edgar and Facsimile

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission – Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	CECO Environmental Form 10-K for the fiscal year ended December 31, 2006

CECO Environmental Form 10-Q for the quarter ended June 30, 2007

File no. 000-07099

Dear Mr. Decker:

CECO Environmental Corp. (“we” or the “Company”) has received your letter dated October 25, 2007. We appreciate that your review was intended to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings.

The following reflects our review of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) you provided (keyed to your letter dated October 25, 2007):

Form 10-K for the year ended December 31, 2006

General

1.	Comment: Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including interim filings.

Response: The following responses show what the revisions will look like. Where applicable, these revisions will be included in our future filings, including interim filings.

Managements Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 33

2.

Comment: Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, in your discussion of $54 million and $4.5 million increases to consolidated sales and selling and administrative expenses, respectively, you appear to only quantify the portion of the increase (20-25%) attributable to the additional of H.M. White Inc. Furthermore, you state that the decrease in the gross profit percentage from 2005 to 2006 was due to changes in product mix and an underperforming large product but do not quantify the impact of either so that a reader is able to the determine the extent to which each factor impacted your results. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K and Financial Reporting Codification 501.04

Response: We will quantify the impact of each factor when multiple factors contribute to material fluctuations of our results of operations, to the extent possible in future filings. Our consolidated financial statements include the results of several subsidiaries with multiple divisions that work together to provide a turn-key solution to our customers. In many cases one company or division subcontracts work to one or more other companies or divisions and as a result we have extensive inter-company revenue and expense transactions. These inter-company transactions only get eliminated in the aggregate upon consolidation and as a result, it is not reasonably possible to accurately quantify external sales by a particular company, division or group. However, in some cases, when we have added a new company, like H.M. White in 2006, to our group, we are able to quantify the sales impact because the new company does not have much inter-company activity in the first year. We do have the ability to compare the division’s performance on a period to period basis with inter-company revenues and expenses included and we have reported these changes in general terms relative to increases, decreases or constant levels of activity in the respective area.

Future filings will include disclosures similar to the following:

Consolidated sales in 2006 were $135.4 million, an increase of $53.8 million or 66% compared to 2005. This increase was primarily due to increased demand for our products and services, including $12 million in new contracting sales revenues attributed to the addition of H.M. White, Inc.

Gross profit excluding depreciation and amortization increased by 41.8% or $7.1 million to $24.1 million in 2006 compared with $17.0 million in 2005. Gross profit, as a percentage of sales, was 17.8% in 2006 compared to 20.9% in 2005. The decrease in the gross profit percentage of 3.1% was due primarily to changes in product mix which reduced gross profit by 2.4% and a loss on one completed underperforming large project which reduced gross profit by 0.7%.

Selling and administrative expenses increased by $4.5 million to $16.8 million in 2006. Selling and administrative expenses, as a percentage of revenues for 2006 and 2005 were 12.4% and 15.1% respectively. This increase was due to the addition of $1.2 million of H.M. White selling and administrative expenses, increases in commissions and incentive compensation expenses relating to improved financial performance of $2.2 million, and increased selling and administrative wages of $1.1 million.

Disclosures in the CECO Environmental Form 10-Q for the quarter ended September 30, 2007 (“Third Quarter 10-Q”) have been enhanced to provide more detail regarding the impact of various factors. Please see page 12 of the Third Quarter 10-Q.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-5

3.	Comment: We note your disclosure on page 35 that other income (expense) for the year ended December 31, 2005 included a non-cash charge of $173,000 related to the discontinued operation of U.S. Facilities Management. Please revise your filing to present the loss within operating expenses or explain why your current treatment is appropriate. Refer to paragraph 45 of SFAS 144.

Response: The U.S. Facilities Management fixed assets written off in 2005 were items retained from an operation that was discontinued in 1999 and that subsequently became obsolete. We did not consider the expense material or relative to current operations and consequently classified the impairment as other expense. In the event that expenses of this nature occur in the future, we will include a classification similar to the following:

	As reported 2005	Reclass	As adjusted 2005
Net sales	$81,521		$81,521
Costs and expenses
Cost of sales, exclusive of items shown separately below	64,521	173	64,694
Selling and administrative	12,308		12,308
Depreciation and amortization	1,167		1,167

	77,996	173	78,169

Income from operations	3,525	(173)	3,352
Other expense	(900)	173	(727)
Interest expense	(2,413)		(2,413)

Income before income taxes	$212	$—	$212

Consolidated Statements of Shareholders’ Equity, page F-6

4.	Comment: Please revise to disclose the accumulated balances for each classification within accumulated other comprehensive income. You may disclose this information on the face of the balance sheet, in the statement of shareholders’ equity or in the notes the financial statements. Refer to paragraph 26 of SFAS 130.

Response: There are two classifications within our accumulated other comprehensive income balance. The minimum pension liability is $1,283,000 and the translation gain is $3,000. We considered the translation gain to be immaterial. Future annual filings will include disclosures similar to the following:

CECO Environmental

Notes to financial statements

Year ended December 31, 2006

	Translation gain	Minimum pension liability adjustment	Accumulated other comprehensive income
Beginning balance	$—	$(791)	$(791)
Current-period change	3	(492)	(489)

Ending balance	$3	$(1,283)	$(1,280)

Future interim filings will include disclosures similar to Note 13 in the Third Quarter 10-Q. Please see page 10, Note 13, of the Third Quarter 10-Q.

Note 9 – Debt, page F-17

5.	Comment: It appears from your disclosures on page F-18 that you modified your Credit Facility with Fifth Third Bank in June 2006 and again in February 2007. We also notice your disclosures on page F-19 indicating that your subordinated debt agreement with Green Diamond has been modified multiple times, most recently in December 2006 and March 2007. Please tell us in detail how you considered the provisions of EITF 96-19 (including paragraph 1f) in determining the accounting treatment for each separate modification. Please revise your filing to describe how you accounted for any fees paid or received in connection with modifications, if applicable.

Response: Our Credit Facility with Fifth Third Bank consists of both a revolving loan and a term loan. When determining the appropriate accounting treatment for each modification, we considered the provisions of EITF 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”, for modifications to the term loan, and EITF 98-14, “Debtor’s Accounting for Changes in Line-of-Credit or Revolving Debt Arrangements”, for modifications to the revolving loan. None of our debt arrangements contain conversion options nor have any modifications added such conversion options.

The following relevant modifications to the Credit Facility occurred in June 2006:

•	the maturity date was extended from January 31, 2007 to January 31, 2009,

•	the interest rate on the revolving loan was lowered from the prime rate plus 2.25% to either the prime rate plus 0.5% or LIBOR plus 2.75%, at our option,

•	the interest rate on the term loan was lowered from the prime rate plus 2.0% to the prime rate plus 0.5% or LIBOR plus 2.75%, at our option, and

•

a pricing grid was established based on the attainment of specified financial measures, to be initially calculated as of December 31, 2006, providing for the interest rate on the revolving loan to range from the prime rate to the prime rate plus 2.0% or from LIBOR plus 2.25% to LIBOR plus 2.75%, and providing for the interest rate on the term loan to range from the prime rate plus 0.25% to the prime rate plus 2.25% or from LIBOR plus 2.50% to LIBOR plus 3.00%.

We compared the present value of the remaining cash flows under the terms of the original term loan with the present value of the cash flows under the modified terms of the term loan and determined that the difference was less than 10%. Accordingly, we determined that the modification was not substantially different, as defined in EITF 96-19. When calculating the present value, we followed the guidance provided in EITF 96-19, including the use of the variable interest rate in effect at the date of modification. Fees paid in conjunction with this modification were less than $10,000 (a portion of which would relate to the modification to the revolving loan) and did not have any effect on the calculation.

With respect to the modification to the revolving loan agreement, we compared the borrowing capacity of the old arrangement to the borrowing capacity of the modified arrangement. Because the borrowing capacity of the modified arrangement exceeded the borrowing arrangement of the old arrangement, we associated the existing unamortized deferred loan fees with the modified arrangement, and began amortizing these fees over the new term.

In February 2007, we further amended the Credit Facility to add our newly acquired subsidiary Effox as a borrower and for the following relevant terms:

•	the maturity date was extended from January 31, 2009 to January 31, 2010,

•	the maximum revolving loan commitment was increased from $13 million to $20 million, and

•	we entered into a second term loan agreement for $5 million, the funds of which were used primarily for the acquisition of Effox.

For these modifications, we followed the same process as described above with respect to the June 2006 modification, and again concluded that the modification was not substantially different. We also concluded that the borrowing capacity was higher under the modified terms and, therefore, associated the existing unamortized deferred loan fees with the modified arrangement and began amortizing these fees over the new term. We paid $30,000 in fees to the bank associated with the modifications to the term and revolving loans. In accordance with the provisions of both EITF 96-19 and EITF 98-14, we deferred these fees and began amortizing them as an adjustment to interest expense over the remaining term of the arrangements.

Modifications to Subordinated Notes:

In December 2004, two of our Subordinated Notes were modified to add the accrued but unpaid interest to the principal balance of the notes, and to extend the maturity dates to January 1, 2007. We compared the present values of the remaining cash flows under the terms of the original notes with the present values of the cash flows under the modified terms of the notes and determined that the differences were less than 10%. Accordingly, we determined that the modifications were not substantially different, as defined in EITF 96-19. No fees were paid in conjunction with these modifications.

In December 2005, these notes were modified solely to extend the maturity dates to April 1, 2007. Because there were no other modifications, this did not have any material effect on the present values of the remaining cash flows and, therefore, we concluded that the modifications were not substantially different. No fees were paid in conjunction with these modifications.

In December 2006, these notes were modified to extend the maturity dates to July 1, 2008 and, for one of the notes, to increase the interest rate from 6% to 12%. In consideration for these modifications, we issued warrants for 250,000 shares of common stock with a fair value of $842,000. We compared the present values of the remaining cash flows under the terms of the previously modified terms and concluded that the modifications were not substantially different. The value of the warrants was associated with these modifications and was recorded as a deferred loan fee which we began amortizing over the term of the modified note terms. On March 26, 2007, we amended the notes to extend the maturity date to January 31, 2010. Because there were no other modifications, this did not have any material effect on the present values of the remaining cash flows and, therefore, we concluded that the modifications were not substantially different. No fees were paid in conjunction with these modifications. In May 2007, we repaid the entire outstanding balance of the Subordinated Notes with proceeds from our secondary offering. At that time, the unamortized deferred loan fees were expensed.

In future filings, we will disclose our accounting treatment for any significant fees paid in connection with modified debt arrangements as follows (only the affected paragraphs as set forth in our 10-K for the fiscal year ended 2006 are included):

We obtained a new credit facility (the “Bank Facility”) on December 29, 2005. The credit agreement was entered into by CECO Environmental Corp., the CECO group of companies and Fifth Third Bank, an Ohio banking corporation (“Fifth Third”). On June 8, 2006 we amended the Bank Facility pursuant to a First Amendment to Credit Agreement (“Amendment”). H.M. White, Inc., a wholly owned subsidiary of CECO Group, Inc., was added as a borrower. The Amendment amended the Bank Facility by, among other things 1) extending the maturity date of the Credit Agreement from January 31, 2007 to January 31, 2009, 2) lowering the interest rate on the revolving loan and term loan from the prime rate plus 2.25% and the prime rate plus 2.0%, respectively, to either prime plus 0.5% or LIBOR plus 2.75%, at our option, and 3) establishing an incentive pricing grid pegged to performance. Fees paid in connection with this amendment were less than $10,000 and we deferred these fees and began amortizing them as an adjustment to interest expense over the remaining term of the arrangement.

We further amended the Facility pursuant to a Second Amendment to the Credit Agreement (“Second Amendment”) dated February 28, 2007. Effox, Inc., a wholly owned subsidiary of CECO Group, Inc., was added as a borrower. The Second Amendment amended the Bank Facility by, among other things 1) extending the maturity date of the Credit Agreement from January 31, 2009 to January 31, 2010, 2) increasing the maximum revolving loan commitment from $13.0 million to $20.0 million, and 3) adding a second term loan in the aggregate amount of $5.0 million. Fees paid in connection with this amendment were $30,000 and we deferred these fees and began amortizing them as an adjustment to interest expense over the remaining term of the arrangement.

In our Third Quarter 10-Q, we have added the following sentence to our debt disclosures, when describing the 2007 amendment: “fees for this amendment amounted to $30,000 and are being amortized as deferred financing costs over the remaining life of the loan.” Please see the second paragraph on page 15 of the Third Quarter 10-Q.

Note 11 – Shareholders’ Equity page F-19

6.	Comment: So that we may better understand your accounting treatment, please tell us how you accounted for the issuance of the detachable stock warrants issued in December 2001, including the financial statement line items to which you recorded amounts related to the warrants, methods used for calculating fair value of the warrants upon issuance, how you determined the market value adjustments associated with your warrants, and the circumstances under which you recorded such adjustments. Please also describe the authoritative literature you relied upon to support your accounting treatment.

Response: On December 31, 2001, the Company issued 706,668 shares of common stock at a price of $3.00 per share, and issued detachable stock warrants with a contractual term of five years to purchase 353,334 shares of common stock at an initial exercise price of $3.60 per share to a group of accredited investors. The right to purchase shares under the warrants vested immediately and the warrants required the Company to use its best efforts to prepare and file with the SEC a registration statement within 90 days of the issuance of such warrants and cause the registration statement to become effective within 150 days of the issuance.

To determine the initial value and balance sheet classification, we relied upon EITF Issue No. 00-19, which states in paragraph 14:

“The events or actions necessary to deliver registered shares are not controlled by a company and, therefore, except under the circumstances described in paragraph 18 below, if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract. As a result, the contract must be classified as an asset or a liability…”

Based on this analysis, we concluded that the proper initial accounting treatment for the detachable stock warrants was balance sheet classification as a liability which we recorded in the line item other liabilities. The corresponding charge was made to capital in excess of par value.

The initial valuation of these warrants was made by management with the assistance of an independent third party valuation utilizing the Black Scholes model for options valuation. Additionally, fair value considerations were given to such risk factor issues as registration rights and volatility.

The valuation of these warrants has been reassessed using the same methodology at each subsequent accounting period balance sheet date based on changes in the market value of the Company’s underlying common stock. An increase in the value of the warrants was recorded as an increase to “Detachable stock warrants” with a corresponding charge to “Other expense” on the income statement. Conversely, a decrease in the value of the warrants was recorded as a decrease in “Detachable stock warrants” and a credit to “Other income”.

Note 12 Pension and Employee Benefit Plans, page F-24

7.	Comment: Please revise future filings to clarify, if true, that the funded status for your post-retirement health care plan is calculated based on the accumulated post-retirement benefit obligation instead of the projected benefit obligation as could be inferred from your current disclosure. If your funded status is calculated based upon the projected benefit obligation, please tell us how you determined that your accounting is consistent with paragraph 4a of SFAS 158.

Response: The Retiree Medical Plan’s funded status was determined based on the Plan’s Accumulated Post-Retirement Benefit Obligation (APBO). The Company’s 2006 Form 10-K filing combined the Retiree Medical Plan’s APBO with the Pension Plan’s Projected Benefit Obligation (PBO) on the same line. Future filings will refer individually to the Retiree Medical Plan’s APBO and the Pension Plan’s PBO.

	Pension Benefits		Other Benefits
	2006	2005	2006	2005
As reported:
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$5,064	$4,914	$461	$500

	Pension Benefits		Other Benefits
	2006	2005	2006	2005
As revised:
Change in benefit obligation:
Projected benefit obligation at beginning of year	$5,064	$4,914	n/a	n/a
Accumulated post-retirement benefit obligation	n/a	n/a	$461	$500

We included the following disclosure in the Third Quarter 10-Q, in Note 9, page 8:

The funded status for our post-retirement health care plan is calculated based on the accumulated post-retirement benefit obligation and not the projected benefit obligation as may have been inferred from the table presented in Note 12 of our 2006 10-K.

8.	Comment: Please revise to provide the disclosures required by paragraphs 7(a)-(c) of SFAS 158.

Response: Paragraphs 7(a)-(c) of SFAS 158 require a business entity that sponsors one or more benefit plans to separately disclose in the notes to its annual financial statements specific amounts recognized in other comprehensive income for pension plans and other postretirement benefit plans. Future filings will contain disclosures similar to the following:

The following are the amounts recognized in other comprehensive income for our plans:

	Pension Benefits		Other Benefits
	2006	2005	2006	2005
Net loss (gain)	$555,231	$10,896	$(12,484)	$7,641
Prior service cost (credit)	—	—	—	—
Amortization of transition asset/ (obligation)	—	—	—	—
Amortization of prior service cost	(7,757)	(7,757)	—	—
Amortization of net actuarial gain/ (loss)	(90,458)	(86,973)	—	—

Total recognized in other comprehensive income	$457,016	$(83,834)	$(12,484)	$7,641

The following are the amounts recognized in accumulated other comprehensive income for our plans:

	Pension Benefits		Other Benefits
	2006	2005	2006	2005
Net loss (gain)	$2,077,787	$1,613,014	$17,508	$29,992
Prior service cost (credit)	44,090	51,847	—	—
Prior transition (asset)/obligation	—	—	—	—

Amount recognized in AOCI	$2,121,877	$1,664,861	$17,508	$29,992

9.	Comment: It appears from your disclosures on page F-24 that you determined the required adjustments to the ending balance of accumulated other comprehensive income due to the adoption of SFAS 158 was $208,000 for your defined benefit plan and $18,000 for your post-retirement health plan. However, it is appears that this adjustment may not be properly classified in your statement of shareholders’ equity. The amount of the adjustment should be reflected within accumulated other comprehensive income as of December 31, 2006 but should not appear in the amount of total comprehensive income for the year ended December 31, 2006. Please see paragraph A6 and A7 of SFAS 158 and revise your filing accordingly.

Response: The following has been included in Note 9, page 9 in our Third Quarter 10-Q:

For the year ended December 31, 2006, the Company incorrectly recorded its transition adjustment related to the adoption of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an Amendment of FASB Statements No. 87, 88, 106 and 132(R). The Company reported its transition adjustment of $226,000 as a component of 2006 other comprehensive income (loss), rather than as a direct adjustment to the ending balance of accumulated other comprehensive loss.

The Company will correct this 2006 reporting error in future filings as follows:

	Accumulated Other Comprehensive (Loss)	Total Comprehensive (Loss) Income
As reported:
Other comprehensive income (loss):
Adjustment for minimum pension/ post retirement liability, net of tax $(328)	(492)	(492)
Translation gain	3	3

Balance	$1,280	$2,605

As revised:
Other comprehensive income (loss):
Adjustment for minimum pension/ post retirement liability, net of tax $(178)	$(266)	—
Translation gain	3	3

Balance	$1,280	$3,097

Form 10-Q for the period ended June 30, 2007

Condensed Consolidated Statements of Operations, page 3

10.	Comment: Please revise future filings beginning with your next Form 10-Q to report a total for comprehensive income in your condensed financial statements of interim periods. See paragraph 27 of SFAS 130.

Response: The following has been included as Note 13 on page 10 of the Third Quarter Form 10-Q:

13.	Comprehensive Income

Comprehensive income consists of net income, changes in the minimum pension liability, and translation gains and losses for foreign operations. Comprehensive income totaled $4,483,000 and $1,896,000 for the nine month periods ended September 30, 2007 and 2006, respectively.

* * *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

Please note that all comments regarding 2006 and the 2007 quarter and all tables will be updated to reflect actual results in our future filings.

Should the Staff have any additional questions or comments after reviewing this response letter we would appreciate the opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. In addition, if we may be of assistance during the Staff’s review of this letter, please call me directly at (513) 458-2600.

We look forward to your response.

Very Truly Yours,

CECO Environmental Corp.

/s/ Dennis W. Blazer
Dennis W. Blazer
Vice President and Chief Financial Officer

cc: Lisa Haynes, Staff Accountant, Securities and Exchange Commission